CUSIP No. 825549108
EXHIBIT A to
SCHEDULE 13D
SCHEDULE OF TRANSACTIONS IN THE
SHARES OF COMMON STOCK OF SHUFFLE MASTER, INC.

	Number of Shares of
	Common Stock
Date of Transaction	Purchased/(Sold)	Price Per Share
September 17, 2008	(100,000)	$4.62
September 18, 2008	(75,000)	$4.75
September 19, 2008	(75,000)	$5.18